UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2019

Commission File Number: 001-14946

CEMEX, S.A.B. de C.V.

(Translation of Registrant’s name into English)

Avenida Ricardo Margáin Zozaya #325, Colonia Valle del Campestre,

San Pedro Garza García, Nuevo León 66265, México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Contents

On August 5, 2019 — CEMEX, S.A.B. de C.V. (NYSE:CX) (“CEMEX”), informed the Mexican Stock Exchange (Bolsa Mexicana de Valores) that CEMEX HOLDINGS PHILIPPINES, INC. (“CHP”), an indirect subsidiary of CEMEX listed in the Philippine Stock Exchange, announced that CHP’s submitted supplemental information to the investors’ briefing materials for the second quarter 2019 results, filed in a 6-K Form on July 25, 2019, relating to the impact of PFRS 16 (Leases) to the previously reported income statement for the six-month period ended June 30, 2018.

CHP clarified as well that (i) the table under the “Debt Information” section appearing on page 4 of the second quarter 2019 report and (ii) the chart (Maturity Profile) in the “Debt Information” slide appearing on page 20 of the second quarter 2019 presentation, do not include Php 2,112 million corresponding to financial liabilities related to lease contracts.

These adjustments do not affect or impact CEMEX’s second quarter 2019 results filed in a 6-K Form on July 25, 2019.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, S.A.B. de C.V.
(Registrant)

Date: August 5, 2019	By:	/s/ Rafael Garza Lozano
Name: Rafael Garza Lozano
Title: Chief Comptroller

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

1.	Supplemental information relating to the impact of PFRS 16 (Leases) to the previously reported income statement for the six-month period ended June 30, 2018.

4